
02038308


SEC MAIL
PROCESSING
RECEIVED
MAY 2 9 2002
152
SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of April, 2002

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

On April 24, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

Exhibit 1 Copy of the Press Release of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.
(Registrant)



By: /s/ Mor Amitai
Name: Mor Amitai
Title: President and CEO

Date May 23rd, 2002

Exhibit 1

Compugen Reports First Quarter 2002 Financial Results

April 24, 2002



TEL AVIV, ISRAEL, April 24, 2002 - Compugen Ltd. (Nasdaq: CGEN), today reported financial results for the first quarter ended March 31, 2002.

"Compugen continues to successfully expand its commercial and scientific base, including new collaborations with diaDexus Inc., Gene Logic Inc. and Millennium Pharmaceuticals, Inc.," said Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen. "In addition, the announcement of our discovery of two novel prostate-specific proteins has further demonstrated the power resulting from the merger of computational technologies with experimental molecular biology," added Dr. Amitai.

Revenues for the quarter were $2.8 million, compared to $2.2 million for the first quarter of 2001. Compugen reiterates its revenue guidance of $11-13 million for the year 2002; however, quarterly revenues may vary substantially due to timing of revenue generating events such as agreement milestones.

The net loss for the quarter was $3.2 million (including a non-cash charge of $80,000 for amortization of deferred compensation), or $0.12 per share, compared with a net loss of $3.6 million (including $537,000 of deferred compensation), or $0.14 per share, for the corresponding quarter of 2001.

As of March 31, 2002, Compugen had $73.6 million in cash, cash equivalents, and short and long term cash deposits and corporate bonds, a decrease of $4.9 million from $78.5 million as of December 31, 2001.

First Quarter Highlights

- **Technology Licensing and Collaborations**
    - **Millennium** - Millennium Pharmaceuticals, Inc. and Compugen announced the signing of an agreement to co-develop software tools to assist in the prediction of protein pathways for use in drug discovery and development. This agreement combines Millennium's knowledge of applying high-throughput genomics technologies, especially transcriptional profiling, for drug discovery and the development of personalized medicines with Compugen's strength in computational biology accomplished through the merger of computational technologies with molecular biology and medicine.
    - **Gene Logic** - Gene Logic Inc., a leading provider of biocontent and bioinformatics solutions, and Compugen jointly announced a collaboration to integrate Compugen's human Gencarta™ annotated genomic and proteomic database with the gene expression information in Gene Logic's

GeneExpress® Suite.

- **diaDexus** - Compugen and diaDexus Inc., a company that is focused on translating genomic sequence data into novel diagnostic and therapeutic products, announced the signing of an agreement designed to expand and accelerate diaDexus' ability to identify and validate diagnostic markers and therapeutic targets. Under this agreement, Compugen's LEADS computational biology platform and related tools will be used by diaDexus to perform an integrated analysis of both proprietary and public genomic and proteomic databases. Compugen will receive undisclosed cash payments and has received a warrant to purchase equity in diaDexus.

- **Canadian-Israeli Foundation provides R&D grant** - Canada-Israel Industrial Research and Development Foundation approved a grant for Compugen and DiagnoCure Inc. to assist in the research and development of a nucleic acid probe-based diagnostic kit for the early detection of lung cancer.

- **Products**
  - **Proteomic Product Line** - Compugen launched Z4000™, its automated system for accurately designing, analyzing and controlling large scale experiments of proteins as they appear on 2-D gels. Using advanced computational technologies, Z4000 enables the fast and accurate comparison and organization of multidimensional gel collections.

- **Intellectual Property Portfolio**
  - **Discovery of Prostate Specific Proteins** - Compugen announced the discovery of two novel prostate-specific proteins encoded by alternative mRNA splice variants of the genes for prostate specific antigen (PSA) and its related protein, human kallikrein 2 (hK2). These novel proteins may have important applications for developing additional diagnostic tools for prostate cancer and for understanding the pathology of the disease. The findings were published in The Journal of Biological Chemistry (David A. et al., electronic publication ahead of print). Compugen has filed for patent protection on these discoveries and is in preliminary discussions with other organizations with respect to potential commercial applications.

- **Corporate**
  - **Evogene** - Compugen announced the establishment of Evogene, formerly Agro-LEADS, a subsidiary focusing on agricultural biotechnology and plant genomics, with offices and laboratories located in Rehovot, Israel. Prior to the establishment of Evogene, these activities had been pursued within Compugen for the past few years.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its first quarter results on April 24, 2002 at 10:00 am ET. To access the conference call, please dial 1-

888-269-0005 or 1-866-500-4953 from the US or +972-3-925-5910 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5933. The replay will be available until 12:00 noon ET on April 26, 2002.

The call will also be available via live Web cast through Compugen's Website, located at www.cgen.com, and at www.vcall.com.

About Compugen

Compugen (Nasdaq: CGEN) is a leader in merging computational technologies with biology and medicine to enhance drug discovery and development. The Company's innovative predictive biology technologies support two complementary product development and commercialization divisions. Compugen's BioApplications division offers high value products and services that enable and enhance the discovery and functional analysis of genes, proteins and cell processes. Compugen's Novel Genomics division focuses on human therapeutic and diagnostic products based on target genes, proteins and other intellectual property discovered through the Company's innovative research activities. For additional information, please visit Compugen's Corporate Web Site at www.cgen.com and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's Registration Statement on Form F-1 and annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:
Nurit Benjamini
Chief Financial Officer
Compugen Ltd.
Email: nurit@cgen.com
Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31,	
	2002	**2001**
	(unaudited)	
Revenues		
Products and services	2,350	2,003

Revenues Grants	463	243
Total Revenues	2,813	2,246
Cost and Expenses		
Cost of products and services	597	473
Research & development expenses	3,429	3,520
Sales and marketing expenses	1,337	1,553
General and administrative expenses	1,064	946
Amortization of deferred compensation	80	537
Total operating expenses	**6,507**	**7,029**
Operating loss	**(3,694)**	**(4,783)**
Financial income, net	516	1,228
Financial income, net	25	-
Net loss	**(3,153)**	**(3,555)**
Basic and diluted net loss per ordinary share	(0.12)	(0.14)
Weighted average number of ordinary shares outstanding	26,050,376	25,989,452

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31, 2002	**December 31 2001**
	(unaudited)	(unaudited)
ASSETS		
Current assets		
Cash & cash equivalents and short term investments	$32,077	$32,347
Receivables	4,381	2,950
Inventories	307	343
Total current assets	**36,765**	**35,640**
Long-term investments		
Treasury and corporate bonds	41,527	46,148
Property and equipment, net	**4,165**	**4,272**
Other assets	**1,242**	**1,229**
Total assets	**$83,699**	**$87,289**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$3,820	$4,887

Deferred revenue	1,138	960
Total current liabilities	**4,958**	**5,847**
Accrued severance pay	**1,711**	**1,380**
Minority interest	**26**	**-**
Total shareholders equity	**77,004**	**80,062**
Total liabilities and shareholders' equity	**$83,699**	**$87,289**

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